

Drew Lorona · 2nd

Business Development / Entrepreneurship / Special Events

Boise, Idaho · 500+ connections · Contact info

Treefort Music Fest

Boise State Universi

Experience

Assosciate Producer & Co-Founder
Treefort Music Fest
Oct 2011 – Present · 8 yrs 10 mos

Box office management, ticketing, business strategy, sponsorship acquisition.



Treefort Music Fest 2013 Official Recap...

Community Advisor
Boise Police Department
Mar 2018 – Present · 2 yrs 5 mos
Boise, Idaho Area

Mathematics Tutor
Mathematics Tutor
Oct 2007 – Dec 2015 · 8 yrs 3 mos

Private tutor for pre-algebra, algebra, trigonometry, geometry, and calculus.

Marketing Manager

Bogus Basin Mountain Recreation Area
Oct 2013 – Oct 2015 · 2 yrs 1 mo
Boise, ID



Project Specialist
Drake Cooper
May 2014 – Oct 2014 · 6 mos
Boise, Idaho Area

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Education



Boise State University
Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies
2010 – 2012



Universitetet i Agder (UiA)
Master of Business Administration (MBA), European Union Studies
2012 – 2012

Summer masters-level program taught by professors from across Europe focusing on trade, lobbying, and public policy in the European Union.

Whitman College
Bachelor of Arts (BA), Physics
2002 – 2006
Activities and Societies: Phi Delta Theta

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Skills & Endorsements

Marketing · 28

Mary K Denton and 27 connections have given endorsements for this skill

Social Media · 19

 Endorsed by **Kimberly Cornelison, who is highly skilled at this**

Marketing Strategy · 19

Mary K Denton and 18 connections have given endorsements for this skill

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